5555 San Felipe Road (77056-2725) P. O. Box 3128 (77253-3128) Houston, TX Telephone 713/629-6600 Fax: 713/296-4227

December 14, 2010

Christopher J. White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010, as amended September 17, 2010 Response Letter Dated November 17, 2010
File No. 1-05153

Dear Mr. White:

Set forth below is the response from Marathon Oil Corporation to comments of the Staff of the United States Securities and Exchange Commission, dated December 7, 2010, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Exhibit 99.2

Comment
1.	We note your response to comment 1 in our letter dated November 3, 2010. Please revise the report to address each of the following items noted in your response:

•	Expertise at NSAI is centered around the technical engineering and geologic disciplines:
•	NSAI does not purport to be certified accountants, landmen, or lawyers who are qualified at validating an entity’s legal right to extract oil and gas from the earth;

•	NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream;
•	NSAI has accepted as true your representation that you have “the legal right to produce,” and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it; and
•
NSAI utilizes your lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

Response
In a letter to us dated November 8, 2010 (attached hereto), Netherland, Sewell & Associates, Inc. (“NSAI”) stated the following:

… expertise at Netherland, Sewell & Associates, Inc. (NSAI) is centered around the technical engineering and geologic disciplines; NSAI does not purport to be certified accountants, landmen, or attorneys who are qualified at validating an entity’s legal right to extract oil and gas from the earth.  NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream.  The language in our report is intended to serve as a disclaimer to the end user that NSAI has accepted as true the Company’s representation that it has “the legal right to produce”, and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it.  In the same manner, NSAI utilizes the Company’s lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geosciences data; therefore, our conclusions necessarily represent only informed professional judgment.

We believe this statement addresses each of the points raised by the Staff above.  To satisfy the filing requirements, we will include NSAI’s report dated November 8, 2010 as an exhibit to our Form 10-K for fiscal year ended December 31, 2010.

_____________________________

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333, or Richard J. Kolencik, Sr. Group Counsel at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Janet F. Clark

Janet F. Clark Executive Vice President and Chief Financial Officer